McGrath North Mullin & Kratz, PC LLO
                           3700 First National Tower
                               1601 Dodge Street
                                Omaha, NE 68102












                                 March 17, 2006

Jill S. Davis
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549


     RE:  ConAgra  Foods,  Inc.
          Form 10-K for the year ended May 29, 2005
          Forms 10-Q for the quarterly periods ended August 28, 2005 and
            November 27, 2005
          ConAgra Foods Response Letter Dated February 13, 2006 to Staff's Comment Letter dated January 25, 2006
          File number 1-7275


Dear Ms. Davis:

     This letter sets forth ConAgra Foods' response with respect to the Staff's comment letter dated March 8, 2006 on ConAgra Foods' Form 10-K for the year ended May 29, 2005, Forms 10-Q for the quarters ended August 28, 2005 and November 27, 2005 and ConAgra Foods' response letter dated February 13, 2006 to the Staff's comment letter dated January 25, 2006. The numbered response in this letter corresponds to the numbered paragraph of the comment letter. We have also included the comment along with ConAgra Foods' response for the comment to aid in the review process.

Form 10-K, Year Ended May 29, 2005

Financial Statements

Note 2, Discontinued Operations and Divestitures, page 51

     1. We note from your response to prior comment five that the PPC shares you received were contractually restricted so that you could not sell any portion of the shares within one year. We further note your statement that with "the consent of PPC, these restrictions could be waived." Confirm, if true, that you could not terminate this restriction by contract or otherwise to cause the requirement to be met within one year, as stipulated by footnote 2 to SFAS 115 or otherwise advise.

Response:

The company confirms that it could not terminate the aforementioned restriction of its ability to sell shares of Pilgrim's Pride Corporation ("PPC") by contract or otherwise without the consent of PPC. PPC had not provided its consent to waive the restrictions at the time of the original transaction in which the shares of PPC were received. During the third quarter of fiscal 2005, when such consent was received for a total of ten million shares of PPC, the company recharacterized that portion of its investment in PPC for which the period of restriction had been reduced to a period of less than one year from a cost-method investment to an available-for-sale security in accordance with SFAS No. 115. During the first quarter of fiscal 2006, the company received a waiver of these restrictions for the remaining 15.4 million shares of PPC and sold the shares shortly thereafter.

                                      . . .

     The company acknowledges that the adequacy and accuracy of the disclosure in its filing with the Commission is the responsibility of the company. The company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



     We appreciate the Staff's assistance in this process and would be willing to discuss with you at your earliest convenience any additional comments the Staff may have. Please contact Dave Hefflinger or Guy Lawson at 402-341-3070 with questions or comments on this response letter.

                                          Very truly yours,


                                             /s/ Guy Lawson

                                          Guy Lawson

GL:mlw
cc:    Frank Sklarsky
       (Executive Vice President, Chief Financial Officer, ConAgra Foods, Inc.)

       Rob Sharpe
       (Executive Vice President, Legal & External Affairs, ConAgra Foods, Inc.)

       John Gehring
       (Senior Vice President, Controller, ConAgra Foods, Inc.)

       Steven G. Butler
       (Chairman of the Audit Committee, ConAgra Foods, Inc.)

       David Hefflinger (McGrath North Mullin & Kratz, PC LLO)

       Roger Wells (McGrath North Mullin & Kratz, PC LLO)

       Joseph Bagel (KPMG, LLP)

       Trevor Barton (Deloitte & Touche LLP)